932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

April 4, 2014

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    PDL BioPharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 000-19756

Dear Mr. Rosenberg:

This letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated March 14, 2014 (the “Comment Letter”), regarding PDL BioPharma, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) filed on March 3, 2014. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered sections below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or potential changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 4, 2014

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Intangible Assets, page 62

Question: Please tell us how you apply the “units of production method” and why you believe this method reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.

Response:
The unit of production method (also known as unit of activity method) is used when the asset value is more closely related to the product output rather than the number of years of useful life. It is also most appropriate when the productivity of the asset varies significantly from one period to another. The Company acquired rights to Depomed’s diabetes product royalties and milestones for which the returns from portfolio of products will vary by periods based upon the distinct profile of each of the products. These assets have been accounted for in accordance with guidance in ASC 350. An income approach was used for the purpose of determining the relative fair value of each individual asset (drug) and the related useful life of the related asset. These drugs ultimately have finite lives as defined by their patent expiration date. However patent life is not necessarily the best estimate of the expected revenue generating periods. The revenue streams we acquired may vary considerably based upon product life cycle. Some of these drugs will continue to generate income in the market place subsequent to the related patent expiration, while a greater proportion of the royalty revenues we receive will be attributed to the period under which the product had patent protection, hence the use of the unit of production method.

ASC 350-30-35-2 states “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” The Company evaluated its estimated cash flows from each drug to determine the pattern of economic benefits. A reputable third party expert was engaged to build a revenue model that considered the timing of patent expiration, the entrance of generics into the market, certain expected milestones, likelihood of approval and commercial acceptance of yet to be approved indications and other pertinent facts. Amortization using the unit of production method is based on the expected revenue for each drug over its estimated economic life, and varies from period to period, with amortization beginning with the estimated initial recognition of royalty or milestone revenue. All intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company believes that this is in line with ASC 350-30-35-6 “method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.”

April 4, 2014

10. Intangible Assets
Depomed Royalty Purchase and Sales Agreement, page 72

Question: With respect to the royalty purchase and sale agreement with Depomed whereby you acquired the rights to receive royalties and milestones payable on sales of Type 2 diabetes products licensed by Depomed, please address the following:

•	Provide to us the rationale for recording the rights as intangible assets and cite for us the authoritative literature on which you relied. In this regard, also tell us:

◦	A complete description of the assets you acquired and their legal terms;

◦	Why the assets acquired do not meet the definition of financial assets; and

◦	The circumstances in which Depomed would be required to repay the $240.5 million cash payment you made.

Response:

◦
PDL’s business model is to acquire royalty assets from other companies, academic institutions, and inventors and to also provide secured debt financing to companies. The agreement with Depomed was structured as an acquisition of royalty rights with no securitization or recourse. This transaction is materially different from our debt transactions in substance, form, guaranteed payment and intent, among other things. We account for those transactions under ASC 470 guidance. For the reasons below, we believe this transaction is most appropriately accounted for under ASC 350 guidance.

◦
Under the terms of the Purchase and Sales Agreement (“the Agreement”), PDL acquired all of Depomed’s rights, title and interest to the defined assets, for which it paid an advance payment of $240.5 million. These rights include, among other things, all of Depomed’s royalty and milestone payments due under certain of its license agreements until the Company has received payments equal to two times the cash payment made to Depomed ($481 million), after which all net payments received will be shared evenly (50/50) between PDL and Depomed. The Agreement terminates on the third anniversary following the date upon which the later of the following occurs: (a) October 25, 2021 (i.e. October 26, 2024), and (b) at such time as no royalty payments remain payable under any license agreement and each of the license agreements has expired by its terms. The related rights to receive such payments were assigned to a special purpose vehicle (“SPV”). PDL purchased the royalty and milestone rights to five different drugs (assets), along with information, audit, enforcement and other intangible rights. Two of the five drugs for which the Company is to receive royalties are already approved and royalty revenue is being generated on these two drugs while the other drugs are not yet approved.

The rights acquired include Depomed’s royalty and milestone payments accruing from and after October 1, 2013, from: (a) Santarus with respect to sales of Glumetza ® (metformin HCL extended-release tablets) in the United States; (b) Merck with respect to sales of Janumet ® XR (sitagliptin and metformin HCL extended-release); (c) Janssen Pharmaceutica with respect to potential future development milestone payments and sales

April 4, 2014

of its investigational fixed-dose combination of Invokana ® (canagliflozin) and extended-release metformin; (d) Boehringer Ingelheim with respect to potential future development milestone payments and sales of the investigational fixed-dose combinations of drugs and extended-release metformin subject to Depomed’s license agreement with Boehringer Ingelheim; and (e) LG Life Sciences and Valeant Pharmaceuticals for sales of extended-release metformin in Korea and Canada, respectively. Glumetza® and Janumet® XR are the currently approved products for which we began to recognize royalty revenue in Q4 2014.

◦	We believe that the acquired assets meet the definition of an intangible asset and not a financial asset.

We believe that ASC 470-10-25-2 can be applied by analogy to determine classification in the Company’s financial statements. We reviewed our transaction under ASC 860 for examples of instruments, contracts and agreements that are considered recognized financial assets and those that are not considered recognized financial assets. Under the examples given in the guidance, we determined that the transaction was a “sale of future revenues,” which is not considered recognized financial assets from the counterparty’s perspective. In the sale of future revenues, future revenue streams are committed in return for a current payment and those future revenue streams are not currently recognized financial assets. In addition to ASC 860, we reviewed ASC 470-10-25-2 which includes guidance on determining proper classification of sales of future revenue from the perspective of a party that receives funding as either debt or deferred income.

April 4, 2014

The table below includes our assessment of the Agreement under ASC 470-10-25-2 criteria:

Criterion	Application	Indicates
The transaction does not purport to be a sale (that is, the form of the transaction is debt).
The Agreement is defined as the “royalty purchase and sale agreement”. The agreement grants all rights to future royalty revenue and is seen as a sale of the products royalties, as we have no other rights. There are no physical assets that are subject to this agreement. Further per Article II, Section 2.1(c) of the Agreement it explicitly states “Neither the selling parties, on the one hand, nor the purchaser, on the other, intends the transactions contemplated hereby to be, or for any purposed characterized as, a loan from the purchaser to the seller or a pledge or assignment or a security agreement.”
Intangible Asset
The entity has significant continuing involvement in the generation of the cash flows due to the investor (for example, active involvement in the generation of the operating revenues of a product line, subsidiary, or business segment).

Depomed will not participate in the marketing, promotion or direct generation of the asset’s cash flows. The underlying patents have been developed and the royalty-generating drugs have been commercially deployed. There is only minimal administrative involvement required in the maintaining of these assets, and the administrative involvement does not impact the amount of cash flows generated by the asset.
Intangible Asset
The transaction is cancelable by either the entity or the investor through payment of a lump sum or other transfer of assets by the entity.
The transaction is not cancelable by either PDL or Depomed. The Agreement terminates on the third anniversary following the date upon which the later of the following occurs: (a) October 25, 2021, and (b) at such time as no Royalty Payments remain payable under any license agreement and each of the license agreements has expired by its terms.
Intangible Asset
The investor's rate of return is implicitly or explicitly limited by the terms of the transaction.
The rate of return is not guaranteed or implied. Rate of return is determined by sales of the underlying products. PDL paid $240.5 million to Depomed for the potential royalty revenue stream. There are no guarantees that PDL will generate a return. In the event that any of these drugs is pulled from the market or does not obtain marketing authorization, Depomed has no legal obligation to repay any portion of the $240.5 million purchase price.
Intangible Asset
Variations in the entity's revenue or income underlying the transaction have only a trifling impact on the investor's rate of return.	The variations in the related royalty revenue could have a significant impact on PDL’s expected rate of return. There are no debt like guarantees embedded or implied in the agreement.	Intangible Asset
The investor has any recourse to the entity relating to the payments due the investor.
There is no recourse in the event of reduced or no sales. In the event of reduced or no sales from Depomed’s licensees, there is no “event of default” or similar right of recourse to pursue Depomed for payment or other remedy to make the Company whole.
Intangible Asset

April 4, 2014

Based on the analysis above and among other things, the fact that PDL has no ownership interest in Depomed or in the SPV we conclude that the Agreement represents the purchase of a group of intangible assets.

◦
PDL purchased the right to the above mentioned revenue streams of both approved and non-approved drugs. In the event that already approved drugs are pulled from the market or the related licenses with third parties are cancelled there is no obligation from Depomed to repay the $240.5 million. The acquired rights to future royalty and milestone payments for drugs that have not yet gained approval or commercialization may never yield such royalty and milestone payments. Depomed has no obligation to recompense PDL in any form should either scenario occur.

◦
In addition, we believe the transaction would not represent a financial liability for Depomed; therefore, by inference, it would not represent a financial asset to PDL since PDL paid $240.5 million for Depomed’s royalty rights, Depomed has no obligation to pay PDL if no royalties exist.

•
Question: With respect to the intangible assets related to the other licensed products with a carrying value of $76.8 million, you state that you will commence amortization of the intangible assets when you receive royalty revenues related to the sales of the related products. Tell us the events that must occur and their timing before you will receive royalties, and how your policy of not recording amortization until you receive royalties complies with ASC 350-30-35-6, which indicates that a recognized intangible asset shall be amortized over its useful life to the reporting entity.

Response: We commence amortization of the intangible assets from our acquired rights to Depomed’s royalties and milestones when the Company receives royalty and/or milestone revenues related to sales of the related drug. The assets we acquired as a group of intangible assets and recorded at cost and allocated to the individual drugs based on each of their relative fair value. Estimated value and lives were determined for each drug based on a number of factors including estimated timing of cash flows from royalties and milestones, patent life, competitive landscape, reimbursement policies, estimated sales after patent expiration; and for those products which are not commercialized, the likelihood of commercialization. Amortization was estimated based on the expected revenue for each drug over its estimated life, with amortization beginning based upon the estimated initial recognition of royalty or milestone revenue. The licensed products with a combined carrying value of $76.8 million represents those drugs that have not yet reached commercialization stage. For these assets that are not yet commercialized, it was determined that the amortization would start upon the first receipt of royalties of the specific product or upon accomplishment of a milestone and be amortized over the period for which it is expected to contribute to future cash flows. The timing of these events is dependent upon development efforts of the licensee for which we monitor but have no control. We believe this to be in accordance with ASC 350-30-35-6, specifically, “The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.” All intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Although not expected, an impairment of these assets would require us to initiate a recoverability test and depending on the outcome of that test, potentially calculate an impairment loss.

April 4, 2014

•
Question: Regarding your conclusion that you are not the primary beneficiary of Depo DR Sub, LLC, provide us your analysis of ASC 810-10-25 supporting this conclusion. Indicate for us the activities of Depo DR Sub, LLC that most significantly impact its economic performance and why you concluded that you do not have the power to direct these activities.

Response:

Under the VIE Model, we evaluated whether we hold variable interests (“VIs”) in a variable interest entity (“VIE”) and, if so, whether to consolidate the VIE if the Company is the primary beneficiary based on an assessment of having both:

(1)	The power to direct matters that most significantly impact the activities of the VIE, and

(2)	The obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

PDL’s VIE Model Analysis

The analysis under our VIE Model includes the following steps:

1.	Determining date of the analysis;

2.	Determining significant VIs;

3.	Evaluating the business scope exception (or other scope exceptions as applicable), note that if an investment is scoped out under the business scope exception the steps 4 and 5 are not required;

4.	Applying VIE criteria to evaluate whether an entity is a VIE;

5.	Primary beneficiary analysis if the entity is determined to be a VIE.

1.	Determination Date

The date for the initial VIE analysis was October 18, 2013, the date of the Agreement and again at December 31, 2013 with no change in conclusion.

2.	Variable Interest and Variable Interest Holders

The Company’s VI in the SPV as of the determination date is the $240.5MM (initial investment). The Company does not have any other contractual or implicit arrangements with the SPV (Depo DR Sub, LLC) or Depomed. The SPV that was set up to hold the royalty rights assets has no other VI holders. The SPV does not provide to PDL any equity, guaranteed rates of return or voting rights. However, the SPV grants to PDL all revenue rights in the underlying assets less minimal maintenance costs until 2x ($481 million) PDL’s initial investment is achieved. Upon achievement of the 2x cap PDL and Depomed will share those revenue rights 50/50 as long as the related assets produce revenue.

3.	Scope Exception

The business scope exception does not apply to this transaction. The VIE guidance provides a scope exception for entities that are deemed to meet the definition of a business (as defined in ASC 805-10-55-4 through 55-9). PDL does not believe that the SPV constitutes a business as it does not possess significant inputs and processes. PDL has purchased the rights to the royalty revenue of

April 4, 2014

specific assets and other intangible rights owned by Depomed and found in its license agreements with third parties. Those rights have been transferred to the SPV, but the underlying license agreements have not been transferred. The SPV does not have an organized workforce, working capital or other tangible assets and is not capable of generating a return to investors through the sale of its products to customers and licensing of its technologies to third parties. As such the business scope exception does not apply to this transaction and PDL must proceed to step 4 in the VIE model analysis.

4.	Applying VIE criteria to evaluate whether an entity is a VIE
The VIE model provides for three criteria to assess whether an entity is a VIE, subject to the VIE model. An entity is a VIE if it has any of the following characteristics:

•	The entity does not have enough equity to finance its activities without additional subordinated financial support.

◦
Depo DR Sub, LLC represents a VIE of PDL. ASC 805 indicates that an entity that is “financed” with no equity is automatically a VIE. Due to the nature of the SPV, the only GAAP defined equity in the SPV is held by Depomed. As Depomed is the holder of 100% of the related equity and there were no material capital contributions to the entity, Depo DR Sub, LLC represents a VIE of PDL.

◦
In the future, Depomed is required to “maintain” the SPV and expected costs to do so are minimal. There is minimal attention/resource required to receive license payments and have them remitted (swept) to PDL accounts. Should unanticipated funds become required to maintain the SPV, Depomed is contractually required and has the ability to fund such maintenance as of the date of this evaluation. As Depomed is publicly traded we refer you to Depomed’s (DEPO) recent SEC filings to assess this ability. The SPV cannot suffer losses as it only passes on revenue and does not pass along any liabilities should they arise.

•	The equity holders, as a group, lack the characteristics of a controlling financial interest.

◦
As stated above the only equity in the SPV is that held by Depomed. Depomed owns the underlying assets and the related revenues are contributed to the SPV to the benefit of PDL. Contractually Depomed cannot assign or terminate the related license agreements. Should the licensee terminate its license with Depomed, Depomed has the obligation to pursue entering into a replacement contract.

◦
Due to the nature of this transaction PDL will not absorb any potential losses. A loss would occur in the event that the underlying assets (owned by Depomed) and related license revenue (owned by PDL) ceased prior to PDL receiving a positive return on its initial investment ($240.5MM). Depomed has no obligation to make PDL whole in such a circumstance. However all upside in the related licenses is wholly owned or payable to PDL until 2x the initial investment is received, at which point PDL will still share in half of the continuing royalties.

April 4, 2014

•	The legal entity is structured with non-substantive voting rights (i.e., an anti-abuse clause).

◦
As previously stated, there are no specific voting rights and the only equity outstanding is owned by Depomed. The revenue generating assets (patents and related licenses) are managed and owned by Depomed. PDL does not have the ability to direct these patents or licenses. The patents and licenses are contractually “locked up”. Depomed is not permitted to make changes, assign, sell, etc., without PDL’s express permission. Due to the nature of these assets, and as is industry standard with these types of patents and licenses, it is not anticipated that any changes will occur.

5. Primary beneficiary analysis if the entity is determined to be a VIE

•	A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

◦	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

◦
The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

As noted, the Company does not have the power to direct the activities of Depo DR Sub, LLC, nor is there any scenario in which the Company would absorb any losses of Depo DR Sub, LLC. Therefore the Company is not the primary beneficiary of Depo DR Sub, LLC. As such, consolidation is not appropriate.

It is not anticipated that the SPV will incur any liabilities. In the unlikely event that liabilities should arise, Depomed, not the Company will absorb those liabilities.

[Signature Page Follows]

April 4, 2014

Please contact me at (775) 832-8500 if you have any questions.

Sincerely,

By:	/s/ Peter S. Garcia
Name:	Peter S. Garcia
Title:	Vice President and Chief Financial Officer

cc:	John P. McLaughlin
Danny Hart
Karen Bertero, Gibson, Dunn & Crutcher LLP
Brian Lane, Gibson, Dunn & Crutcher LLP